Execution Version
OMNIBUS AGREEMENT
THIS OMNIBUS AGREEMENT (this “Agreement”) is entered into as of April 15, 2021 by and between the Parties (as set out in Schedule D).
R E C I T A L S:
1.On January 13, 2021, Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), entered into an agreement and plan of merger (the “Merger Agreement”) with Golar GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), New Fortress Energy Inc., a Delaware corporation (“Parent”), Lobos Acquisition LLC, a Marshall Islands limited partnership and an indirect subsidiary of Parent (“Merger Sub”), and NFE International Holdings Ltd, a private limited company incorporated under the laws of England and Wales, United Kingdom and an indirect subsidiary of Parent (“GP Buyer”).
2.Pursuant to the Merger Agreement, at the Effective Time (as such term is defined in the Merger Agreement), Merger Sub merged with and into the Partnership, with the Partnership surviving the Merger as a subsidiary of Parent (the “Merger”).
3.Concurrently with the consummation of the Merger, GP Buyer purchased from GP Parent, and GP Parent transferred to GP Buyer, all of the outstanding membership interests of the General Partner (the “GP Transfer”), pursuant to a Transfer Agreement dated, January 13, 2021 (the “GP Transfer Agreement”).
4.Schedule A hereto sets forth a list of each time charter party, FSRU lease agreement and performance guarantee (each a “Covered Agreement”) (i) to which the Partnership or one or more of its subsidiaries is a party or (ii) in respect of which the payment obligations of the issuing bank are subject to a counter-indemnification obligation and where one of the Charter Guarantors, in the case of clause (i), guarantees certain obligations of the Partnership or such subsidiaries (“GP Parent Guarantees”) and in the case of clause (ii), provides such counter-indemnity (“GP LC Counter-indemnities”).
5.Schedule B hereto sets forth a form of management agreement that is intended to amend, restate and replace each of the Management Agreements to which the Tier 1 Service Provider and the Owners are a party, with such terms being further amended and superseded as further detailed and defined in Article II hereof.
6.Golar Eskimo (as defined in Schedule D), which will be indirectly owned by Parent following the consummation of the Merger, is party to a Bareboat Charter, a Memorandum of Agreement and a Common Terms Agreement, each dated 4 November 2015 (collectively, the “Eskimo Bareboat Charter”), by and between Golar Eskimo and Sea 23 Leasing Co. Limited, a subsidiary of China Merchants Bank Limited, providing for the sale and leaseback of the Golar Eskimo.
7.Golar LNG NB13 Corporation, a Marshall Islands corporation (“Golar NB13”), which will continue to be indirectly owned by GP Parent following the consummation of the Merger, is party to a Bareboat Charter, a Memorandum of Agreement and a Common Terms Agreement, each dated 19 November 2015 (collectively, the “Tundra Bareboat Charter”), by and between Golar NB 13 and Sea 24 Leasing Co. Limited, a subsidiary of China Merchants Bank Limited, providing for the sale and leaseback of the Golar Tundra.
8.Golar Hilli Corporation, a Marshall Islands corporation (“Golar Hilli”), in which each of Parent and GP Parent will own an indirect interest following the consummation of the Merger, is party to a Bareboat Charter, a Memorandum of Agreement and a Common Terms Agreement, each dated 9 September 2015 (collectively, the “Hilli Bareboat Charter”), by and among Golar Hilli, Fortune Lianjiang Shipping S.A., and GP Parent, as guarantor, providing for the sale and leaseback of the Hilli Episeyo.
9.The liquefied natural gas carrier named “METHANE PRINCESS” registered under Marshall Islands flag with IMO number 9253715 (the “Methane Princess”) is the subject of a sub-lease agreement dated 27 August 2003 between Golar LNG 2215 Corporation (“2215 Lessee”) as lessee and Golar 2215 (as defined in Schedule D) as sub-lessee. The Methane Princess is the subject of a Time Charter Party (as novated and restated), dated August 27, 2003, between Methane Services Limited and Golar 2215 (the “MP Time Charter”). 2215 Lessee and Golar 2215 will be indirectly owned by Parent following the consummation of the Merger.
10.GP Parent and Parent are parties to a letter agreement dated April 1, 2021 regarding the prepayment and repayment of certain funds in connection with the consummation of the Merger (the “Closing Payment Funding Letter”).
11.The Parties desire by their execution of this Agreement to evidence their understanding with respect to (i) certain obligations of Parent and Charter Guarantors with respect to the GP Parent Guarantees and LC Counter-indemnities, (ii) the management services to be provided to Parent and its subsidiaries by certain subsidiaries of GP Parent pursuant to the Management Agreements, (iii) mutual indemnification obligations of GP Parent in favor of Parent and of Parent in favor of GP Parent in respect of cross-default provisions in the Eskimo Bareboat Charter and Tundra Bareboat Charter, (iv) information rights in connection with the Hilli Bareboat Charter, and (v) certain indemnification obligations of GP Parent with respect to the Methane Princess.
In consideration of the premises and the covenants, conditions, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree that the provisions of Article I and Article II and related Schedules shall be effective on and from the Effective Time (as defined in the Merger Agreement) (the “Effective Time”) as follows:
ARTICLE I

INDEMNIFICATION AND OTHER UNDERTAKINGS
Section 1.1.Parent Payment Obligation Under Covered Agreements; Indemnification. For each Covered Agreement on and from the Effective Time, (i) Parent will pay to relevant

Charter Guarantor a guarantee fee of $250,000 per annum (pro-rated for the number of days in the year during which relevant such GP Parent Guarantee and/or GP LC Counter-indemnity is outstanding), payable semiannually in arrears, (ii) Parent will be primarily responsible to Charter Guarantors for the payment of any amounts payable pursuant to such GP Parent Guarantees and/or GP LC Counter-indemnities, as the case may be, as incurred, and (iii) Parent shall indemnify Charter Guarantors for any amounts Charter Guarantor pays under such GP Parent Guarantees and GP LC Counter-indemnities, as the case may be, and for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such GP Parent Guarantees and GP LC Counter-indemnities, as the case may be and in accordance with Section 1.2 and Section 1.3.
Section 1.2.Notification of Parent Payment Obligation. Each Charter Guarantor agrees that it will promptly and in any event within two days provide Parent (i) notice after it becomes aware of facts giving rise to a payment obligation under a GP Parent Guarantee or GP LC Counter-indemnity, specifying the amount to be paid thereunder, the date on which such payment obligations fall due (each a “Demand Date”) and specifying instructions for the payment of such funds in accordance with Section 1.3 (such notice the “Parent Payment Notice”), and (ii) copies of any notices, demands or other correspondence served on such Charter Guarantor by the beneficiary under the GP Parent Guarantee or issuing bank under the GP LC Counter-indemnity, as the case may be, in relation to such GP Parent Guarantee or GP LC Counter-indemnity.
Section 1.3.Notification of Claim for Indemnification. In the event that Parent fails to make a payment to the relevant Charter Guarantor by the Demand Date specified in the relevant Parent Payment Notice: (i) such Charter Guarantor shall make such payment and (ii) shall promptly provide Parent notice confirming that it has done so and requiring Parent to make payment of the amount for which such Charter Guarantor is entitled to indemnification under Section 1.1 of this Agreement by a date falling no earlier than ten (10) days from the date on which Parent receives the Parent Payment Notice.
Section 1.4.GP Parent Guarantees and GP LC Counter-indemnities. Each Charter Guarantor agrees that on and from the Effective Time it will (i) maintain all GP Parent Guarantees and renew and/or replace all GP LC Counter-indemnities required pursuant to, and in accordance with the terms of, the Covered Documents to which they are in issue, (ii) comply with all covenants and terms to which such Charter Guarantor is subject in the GP Parent Guarantees and GP LC Counter-indemnities, and the Covered Documents in respect of which such GP Parent Guarantees and GP LC Counter-indemnities are issued, if any, and (iii) provide Parent with quarterly covenant compliance reports in respect of all applicable financial covenants, if any.

Section 1.5.Notification of Charter Guarantor. Payment Obligation. In the event that a Charter Guarantor fails to comply with the requirements of Section 1.4 or Section 1.6, such

Charter Guarantor shall promptly notify Parent of such breach as soon as such Charter Guarantor has become aware thereof, having made all due and careful enquiry.
Section 1.6.Notification of Claim for Charter Guarantor Indemnification. Parent shall promptly provide the relevant Charter Guarantor notice(s) specifying the amounts for which Parent, the Partnership and/or its subsidiaries are entitled to indemnification under Section 1.4 and this Section 1.6 and Charter Guarantor shall indemnify Parent and the relevant subsidiaries for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such Charter Guarantor’s failure to comply with such Charter Guarantor’s obligations.
Section 1.7.Subrogation. With respect to any amount paid by Parent pursuant to Section 1.1(ii) and (iii) or Section 1.4, the relevant Charter Guarantor shall on and from the date of any such payment assign to Parent any rights of contribution or subrogation against the Partnership and, as applicable, its subsidiaries corresponding to such amount.

Section 1.8.Cooperation. On and from the Effective Time, GP Parent and Parent shall use reasonable endeavors to have the Charter Guarantors removed as guarantor or counter-indemnifier, as the case may be, under the Covered Agreements.

Section 1.9.Indemnification in Respect of Eskimo and Tundra. From the date hereof until the termination of the Eskimo Bareboat Charter and full and unconditional release, satisfaction or discharge of all obligations contained therein, (a) GP Parent shall indemnify, defend and hold harmless Parent and each of its Affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with the occurrence of a Termination Event (as defined in the Eskimo Bareboat Charter) pursuant to Clause 44.1(ff) of the Eskimo Bareboat Charter, and (b) Parent shall indemnify, defend and hold harmless GP Parent and each of its Affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with the occurrence of a Termination Event (as defined in the Tundra Bareboat Charter) pursuant to Clause 44.1(ff) of the Tundra Bareboat Charter.

Section 1.10.Financial Information. GP Parent shall provide to Parent the unaudited quarterly management accounts and audited financial statements that are required to be provided to the Owner (as defined in the Hilli Bareboat Charter) pursuant to clauses 49(a) and 49(b) of the Hilli Bareboat Charter at the same time such accounts and financial statements are provided to the Owner. Parent shall provide to GP Parent the unaudited quarterly management accounts and audited financial statements that are required to be provided to the Owner (as defined in the Hilli Bareboat Charter) pursuant to clauses 49(a) and 49(b) of the Hilli Bareboat Charter at the same time such accounts and financial statements are provided to the Owner.

Section 1.11.Methane Princess. Unless the Methane Princess is delivered to 2215 Lessee on the date hereof free and clear of all liens other than Permitted Encumbrances (as defined in, and only to the extent permitted to remain after Closing under, the Merger

Agreement) following the advancement and application of the Prepayment and Repayment Funds (as defined in the Closing Payment Funding Letter) and the consummation of the Closing (as defined in the Merger Agreement), GP Parent agrees that (i) the advancement and application of the Prepayment and Repayment Funds (as defined in the Closing Payment Funding Letter) will not give rise to any claim for breach or right of termination under the MP Time Charter by Methane Services Limited or BG International Limited, (ii) none of the advancement and payments made under the Closing Payment Funding Letter or the Merger Agreement will give rise to any tax liability not covered in the Tax Indemnity Agreement (as defined in the GP Transfer Agreement), which GP Parent and Parent are entering into concurrently with the execution of this Agreement, and (iii) GP Parent is liable for any taxes for which 2215 Lessee is otherwise liable under Sections 5.5 and 5.6 of the Sale Agreement in respect of the Methane Princess between 2215 Lessee and A&L CF June (3) Limited (the “MP Sale Agreement”). If the Methane Princess has not been delivered to 2215 Lessee on the date hereof free and clear of all liens other than Permitted Encumbrances (as defined in, and only to the extent permitted to remain after Closing under, the Merger Agreement) following the advancement and application of the Prepayment and Repayment Funds (as defined in the Closing Payment Funding Letter) and the consummation of the Closing (as defined in the Merger Agreement), or if 2215 Lessee becomes liable for taxes under Section 5.5 and/or 5.6 of the MP Sale Agreement, then GP Parent shall indemnify, defend and hold harmless Parent and each of its Affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with any failure of the foregoing statements in this Section 1.11 (i), (ii) and (iii), as applicable, to be true and correct.

Section 1.12.GP Parent Indemnification in Respect of GP Parent Hilli Bareboat Charter Guarantee and Standard Chartered Bank Guarantee. GP Parent agrees that it shall (i) maintain (x) its several guarantee in respect of the Hilli Bareboat Charter (the “GP Parent Hilli Bareboat Charter Guarantee”) in accordance with the terms of the Hilli Bareboat Charter and (y) the Guarantee dated 29 November 2016 in favor of Standard Chartered Bank (“SCB”) issued pursuant to the facility letter between SCB and Golar Hilli Corporation (the “GP Parent SCB Guarantee”), and (ii) comply with all covenants and terms to which GP Parent is subject in the GP Parent Hilli Bareboat Charter Guarantee and the GP Parent SCB Guarantee. GP Parent shall indemnify, defend and hold harmless Parent and each of its Affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with a failure by GP Parent to comply with the foregoing.

Section 1.13.Parent Indemnification in Respect of Partnership Hilli Bareboat Charter Guarantee and Standard Chartered Bank Guarantee and Hilli Parent Undertaking. Parent agrees that it shall (i) (x) procure that the Partnership maintains its several guarantee in respect of the Hilli Bareboat Charter (the “Partnership Hilli Bareboat Charter Guarantee”) in accordance with the terms of the Hilli Bareboat Charter, (y) procure that the Partnership maintains the Guarantee dated 28 November 2018 in favor of SCB issued pursuant to the facility letter between SCB and Golar Hilli Corporation (the “Partnership SCB Guarantee”) and (z) issue an undertaking, in favor of Fortune, to discharge the liabilities of the Partnership under the Hilli Bareboat Charter, in the event that Partnership does not do so (the “Hilli Parent Undertaking”), (ii) comply with the Hilli Parent Undertaking and (iii) procure that the Partnership complies with all covenants and terms to which the Partnership is subject in the Partnership Hilli Bareboat Charter Guarantee and the Partnership SCB Guarantee. Parent shall indemnify, defend and hold harmless GP Parent and each of its Affiliates from and against all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees) arising in connection with a failure by Parent to comply with the foregoing.

Article II

MANAGEMENT AGREEMENTS
Section 2.1.Amendment and Restatement. All management agreements and management services agreements between Owners and Tier 1 Service Provider shall be amended and restated on and from the Effective Time in the form appended at Schedule B (such amended and restated management agreements being the “Tier 1 Management Agreements”) provided that in the event of any conflict between any term of a Tier 1 Management Agreement and this Article II, this Article II shall prevail.

Section 2.2.Manager Termination Right. Without prejudice to any express right of termination a Tier 1 Service Provider or Tier 2 Service Providers has to terminate any management agreement, including, without limitation, pursuant to Clause 22 of the relevant Tier 1 Management Agreement ,to which it is a party (such agreements together the “Tier 1/Tier 2 Management Agreements”) in accordance with the terms of such management agreement, in exercising any express right to terminate for convenience under a management agreement, including, without limitation, pursuant to Clause 21 of the relevant Tier 1 Management Agreement, each Tier 1 Service Provider or Tier 2 Service Provider shall , except to the extent that (i) the vessel to which such Tier 1/Tier 2 Management Agreement relates continues to be the subject of a time charter party agreement, an FSRU lease agreement, a liquefaction tolling agreement or gas agreement (together the “Charter Contracts”) and (ii) where such management agreement termination would reasonably be expected to trigger a termination right relating to the change in the identity of the manager of the relevant vessel under its Charter Contract, be entitled to exercise such right to terminate any Tier 1/Tier 2 Management Agreement by giving sixty (60) days’ notice to the relevant Owner (such termination, a “Manager Termination Right for Convenience”).

Section 2.3.Owner Termination Right. Owner may terminate any Tier 1 Management Agreement for its convenience by giving sixty (60) days’ notice to the Tier 1 Service Provider.

Section 2.4.Limitation on Liability. Any provision of a Tier 1/Tier 2 Management Agreement that would, but for this Section 2.4, have the effect of capping or limiting the liability of the Tier 1 Service Provider or a Tier 2 Service Provider thereunder, as the case may be, shall not apply in the event that such Tier 1/Tier 2 Management Agreement is terminated by a Tier 1 Service Provider or Tier 2 Service Provider (i) pursuant to any Manager Termination Right for Convenience which does not comply with Section 2.2 of this Agreement or (ii) in a manner that is not expressly contemplated in such Tier 1/Tier 2 Management Agreement (as amended by Section 2.2 of this Agreement, where such management agreement termination triggers a termination right relating to the change in the identity of the manager of the relevant vessel under its Charter Contract).

Section 2.5.Services Provision. Subject to the terms hereof and the relevant Tier 1/Tier 2 Management Agreements, the Tier 1 Service Provider and the Tier 2 Service Providers will continue to provide such services as are set out in, and in accordance with, the relevant Tier 1/Tier 2 Management Agreements and any other management agreements to which the Tier 2 Service Providers are a party, and the consultancy services under the Tier 1 Management Agreement shall without limitation include such advisory or other additional services as may be reasonably requested by the Partnership to enable the Owners to comply with each Charter Contract and any related financing arrangement covenant relating to management service provision, change of control and ownership, in each case as relate to the transaction contemplated by the Merger Agreement and this Agreement.

Article III

MISCELLANEOUS

Section 3.1.Choice of Law; Submission to Jurisdiction. This Agreement shall be subject to and governed by the laws of the State of New York.

Section 3.2.Notice. All notices, requests or consents provided for or permitted to be given pursuant to this Agreement must be in writing and must be given by depositing the same in the mail, addressed to the Person to be notified, postpaid, and registered or certified with return receipt requested or by delivering such notice in person or by private-courier, prepaid, by telecopier to such party or by e-mail to such party. Notice given by personal delivery or mail shall be effective upon actual receipt. Couriered notices shall be deemed delivered on the date the courier represents that delivery will occur. Notice given by e-mail or telecopier shall be effective upon actual receipt if received during the recipient’s normal business hours, or at the beginning of the recipient’s next business day after receipt if not received during the recipient’s normal business hours. All notices to be sent to a party pursuant to this Agreement shall be sent to or made at the address set forth below such party’s signature to this Agreement, or at such other address as such party may stipulate to the other parties in the manner provided in this

Section 3.3.Entire Agreement. This Agreement constitutes the entire agreement of the parties relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

Section 3.4.Termination. This Agreement shall terminate at the latest to occur of (a) no GP Parent Guarantee or GP LC Counter-indemnity remaining outstanding, (b) each of Parent and the Charter Guarantors has paid all amounts due pursuant to Article I, (c) the termination of all Covered Documents, (d) the termination of all management agreements and management services agreements to which the Tier 1 Service Provider and Tier 2 Service Providers are a

party, (e) the termination of (i) the Eskimo Bareboat Charter, and (ii) the Hilli Bareboat Charter, and (f) the expiration of the “Charter Period” under the MP Time Charter.

Section 3.5.Amendment or Modification. This Agreement may be amended or modified from time to time only by the written agreement of all the parties hereto.

Section 3.6.Assignment. No party shall have the right to assign its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 3.7.Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument.

Section 3.8.Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be held invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 3.9.Gender, Parts, Articles and Sections. Whenever the context requires, the gender of all words used in this Agreement shall include the masculine, feminine and neuter, and the number of all words shall include the singular and plural. All references to Article numbers and Section numbers refer to Articles and Sections of this Agreement.

Section 3.10.Further Assurances. In connection with this Agreement, each signatory party hereto agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on, and effective as of, the date first written above.
GOLAR LNG LIMITED

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

Address for Notice for the GP Parent, the GEL Parent, the Tier 1 Service Provider and the Tier 2 Service Providers:

Golar Management Ltd
6th Floor, The Zig Zag
70 Victoria Street
London SW1E 6SQ
United Kingdom

Email:    karl.staubo@golar.com GMLLegal@golar.com
Attention: Karl Fredrik Staubo

NEW FORTRESS ENERGY, INC.

By:        /s/ Christopher Guinta
Name: Christopher Guinta
Title: Chief Financial Officer

Address for Notice for the Parent and the Owners:

New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, New York 10011

Attn:     General Counsel
Email:     legal@newfortressenergy.com
Phone: 516-268-7400

GOLAR LNG ENERGY LIMITED

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

GOLAR ESKIMO CORPORATION

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

GOLAR FREEZE UK LTD

By:        /s/ Malcolm Bulbeck
Name: Malcolm Bulbeck
Title: Director

GOLAR HULL M2031 CORP.

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

GOLAR WINTER UK LTD

By:        /s/ Malcolm Bulbeck
Name: Malcolm Bulbeck
Title: Director

PT GOLAR INDONESIA

By:        /s/ Osman Ilyas
Name: Osman Ilyas
Title: Director

GOLAR 2215 UK LTD

By:        /s/ Malcolm Bulbeck
Name: Malcolm Bulbeck
Title: Director

GOLAR GRAND CORPORATION

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

GOLAR LNG 2234 LLC

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

FARAWAY MARITIME SHIPPING COMPANY

By:        /s/ Erling David-Andersen
Name: Erling David-Andersen
Title: Director

GOLAR SPIRIT CORPORATION

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

GOLAR MANAGEMENT (BERMUDA) LIMITED

By:        /s/ Georgina E. Sousa
Name: Georgina E. Sousa
Title: Director

GOLAR MANAGEMENT LTD

By:        /s/ Malcolm Bulbeck
Name: Malcolm Bulbeck
Title: Director

GOLAR MANAGEMENT NORWAY AS

By:        /s/ Erling David-Andersen
Name: Erling David-Andersen
Title: Director

GOLAR MANAGEMENT D.O.O.

By:        /s/ Lasse Roed
Name: Lasse Roed
Title: Director

GOLAR MANAGEMENT MALAYSIA SDN BHD

By:        /s/ Jamal Ishak Aziz Ahmad
Name: Jamal Ishak Aziz Ahmad
Title: General Manager

GOLAR CAMEROON SASU

By:        /s/ Aubry Vincent
Name: Aubry Vincent
Title: General Manager

Schedule A

Covered Agreements

1.Time Charter Party dated as of September 4, 2007 between Petroleo Brasileiro S.A., as Charterer, and Golar Winter UK Limited, as Owner in respect of the Golar Winter.

2.FSRU Lease Agreement between The Government of the Hashemite Kingdom of Jordan and Golar Eskimo Corporation, dated as of July 31, 2013 in respect of the Golar Eskimo, as novated to National Electric Power Company.

3.Time Charter Party (as novated and restated) in respect of Hull No. 2215, dated as of August 27, 2003, between Methane Services Limited and Golar 2215 UK Ltd in respect of the Methane Princess.

4.Time Charter Party dated as of April 20, 2011 between PT Nusantara Regas, as charterer, and PT Golar Indonesia (further to a Novation Agreement dated April 12, 2012) in respect of the Nusantara Regas Satu, as novated to PT Golar Indonesia.

5.Hilli LTA Guarantee Facility with SCB.

Schedule B1

BIMCO Shipman Agreement to be inserted

Schedule B2

Bermuda Services Agreement to be inserted

Schedule C
Management Agreements

Tier 1 Management Agreements

Asset	Golar Counterparty / Owner	Tier 1 Service Provider
Eskimo	Golar Eskimo Corporation	GML
Freeze	Golar Freeze UK Ltd	GML
Igloo	Golar Hull M2031 Corporation	GML
Winter	Golar Winter UK Ltd	GML
NR Satu	PT Golar Indonesia	GML
Methane Princess	Golar 2215 UK Ltd	GML
Grand	Golar Grand Corporation	GML
Maria	Golar LNG 2234 LLC	GML
Mazo	Faraway Maritime Shipping Company	GML
Spirit	Golar Spirit Corporation	GML
Corporate	Golar LNG Partners LP	Golar Management (Bermuda) Limited

Tier 2 Management Agreements

Counterparty	Service Provider
GML	Golar Management Norway AS
GML	Golar Management Malaysia SDN BHD
GML	Golar Management D.O.O.
Golar Hilli Corporation	Golar Cameroon SASU
Golar Golar Hilli Corporation	Golar Management Ltd

Schedule D
Parties

Golar LNG Limited, a Bermuda exempted company (“GP Parent”), Golar LNG Energy Limited (“GEL Parent” and with GP Parent, the “Charter Guarantors”), Golar Eskimo Corporation, a Marshall Islands corporation (“Golar Eskimo”), Golar Freeze UK Ltd, an England and Wales company (“Golar Freeze”), Golar Hull M2031 Corp., a Marshall Islands corporation (“Golar M2031”), Golar Winter UK Ltd, an England and Wales company (“Golar Winter”), PT Golar Indonesia, an Indonesia company (“Golar Indonesia”), Golar 2215 UK Ltd, an England and Wales company (“Golar 2215”), Golar Grand Corporation, a Marshall Islands corporation (“Golar Grand”), Golar LNG 2234 LLC, a Liberia limited liability company (“Golar 2234”),

Faraway Maritime Shipping Company, a Liberia corporation (“Faraway Shipping”), Golar Spirit Corporation, a Marshall Islands corporation (“Golar Spirit” and together with Golar Eskimo, Golar Freeze, Golar M2031, Golar Winter, Golar Indonesia, Golar 2215, Golar Grand, Golar 2234, Faraway Shipping and Golar Spirit, the “Owners”), Golar Management Ltd (“GML”), an England and Wales company, (the “Tier 1 Service Provider”), Golar Management Norway AS, a Norway company (“Goman Norway”), Golar Management Malaysia SDN BHD, a Malaysia company (“Goman Malaysia”), Golar Management D.O.O., a Croatia company (“Goman Croatia”), Golar Management (Bermuda) Limited, a Bermuda exempted company (“Golar Management Bermuda”), Golar Cameroon SASU, a Cameroon company (“Golar Cameroon, and together with GML, Goman Norway, Goman Malaysia, Golar Cameroon and Goman Croatia, the “Tier 2 Service Providers”) and New Fortress Energy Inc., a Delaware corporation (“Parent” and together with the Charter Guarantors, the Owners, the Tier 1 Service Provider and the Tier 2 Service Providers, the “Parties”).